Exhibit 99.1

        GIVEN IMAGING FIRST QUARTER 2006 EARNINGS RESULTS CONFERENCE CALL
                              Tuesday, May 9, 2006
                                  9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging first quarter 2006 conference call. Today's call is being recorded. At this time I would like to inform you that all participants are in a "listen only" mode.

     Before we begin, I'd like to read the following regarding forward-looking statements.

     During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

     We wish to caution you that such statements reflect only the company's current expectations, and that actual events or results may differ materially.

     You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company's annual report on form 20-F filed April 7, 2006. The company undertakes no obligations to update any projections or forward-looking statements in the future.

     I will now turn the call over to Gavriel Meron, Executive Vice Chairman of Given Imaging. Please go ahead.

Gavriel Meron: Thank you.

     Good morning everyone and thank you for joining us for our first quarter 2006 call. With me today is Homi Shamir, President and CEO, and I welcome him, and Yuval Yanai, our Chief Financial Officer.

     After my remarks regarding the first quarter, Yuval will provide a financial update. Homi will then discuss his priorities for the rest of the year and then we'll turn the call back to the moderator for questions and answers.

     Sales for the first quarter of 2006 were $20.3 million, slightly below the low end of our guidance of $21 million. We are disappointed that we did not meet our guidance. The sales results in the US can be tied directly to the acceleration of PillCam sales in Q4 of last year and to the loss of time in the field by our new US sales force. As you may recall, over 50% of our sales team is new. With the 50% increased headcount, we also had to redraw territories around the country, which also disrupted our sales activities. This is now behind us and we have a strong, well trained and motivated team back in the field.

     While overall sales were slightly down, sales of PillCams were up 20% over the first quarter of 2005 to 35,392. Of these, 34,400 or nearly 100% were reorders which underscores a strong ongoing sales trend. This was our strongest quarter ever for our international business up 18 % over the same period in 2005.

     Sales this quarter for PillCam ESO were lower than anticipated. Both we and our partner InScope believe that ESO has significant potential. This potential is being built and staged to allow us to achieve growth in sales of this product. We are working together to build the foundation for that growth. We know that sales are tied to reimbursement and that reimbursement is catalyzed by peer review clinical data publications. To this end, during the first quarter four new articles were published supporting use of PillCam ESO in a growing range of indications. These include esophageal varices, Barrett's esophagus and patients with portal hypertension. As we saw with PillCam SB, there is generally a lag between the time these scientific articles appear and when payers issue their policies.

     Both InScope and Given are meeting with private and public payers around the country to make sure that they are aware of these new peer review publications and understand their significance. I am pleased to report that just last week we announced that Florida Medicare, administered by First Coast Service Options with approximately 2.8 million beneficiaries, will review claims for PillCam ESO for the esophagus on a case-by-case basis for individual consideration of payment. This is the first statement from a third-party payor regarding reimbursement for esophageal capsule endoscopy, and are sure that there are more to come.

     I would also like to take a moment to review additional reimbursement coverage received in the first quarter for PillCam SB. South Carolina Medicare, administered by Palmetto with approximately 500,000 beneficiaries updated its guidelines for capsule endoscopy of the small bowel to reimburse as a first line procedure. Yesterday we also announced that Empire Medicare Services of New York and New Jersey updated its capsule endoscopy guidelines designating PillCam SB as a first line tool for patients with a strong clinical suspicion of Crohn's disease, after a small bowel follow-through procedure has been performed to rule out strictures. The good news is that these patients in New York and New Jersey will no longer be required to undergo an upper GI endoscopy and colonoscopy prior to capsule endoscopy. These revised guidelines also recognize iron deficiency anemia as an expanded indication for the procedure. Empire Medicare Services currently serves 5.4 million Medicare beneficiaries in the Northeast. So there are now three Medicare payers that have amended their policies so patients are not required to undergo any other diagnostic test or procedure prior to capsule endoscopy. We now have 16 million lives covered that reimburse for capsule as a first line tool in the United States.

     It is very significant that the American Society of Gastrointestinal Endoscopy updated their original Technology Assessment of Capsule Endoscopy based on the enormous amount of new data since their first assessment in 2002. The ASGE conducts Technology Reviews on endoscopic technologies to reflect the most recent clinical data and provides recommendations on the appropriate use of these technologies to physicians. When payers are considering issuing or revising their coverage policies, the first thing they ask is what did the GI societies recommend. The update was published in the April issue of Gastrointestinal Endoscopy. Highlights of the updated report include:

o PillCam SB: This review cites a number of expanded indications for the procedure based on recently published consensus statements that define guidelines and algorithms for both PillCam SB and PillCam ESO in several disease states. In addition to obscure GI bleeding, the review acknowledges iron deficiency anemia, suspected Crohn's disease, small bowel tumors, and celiac disease as indications for PillCam SB. And very important is that the review concluded that PillCam SB has quickly become the first-line tool for imaging small bowel mucosa.

o PillCam ESO: The indications mentioned in this report are Barrett's esophagus, esophagitis, and esophageal varices and all of these were cited as common indications for this procedure that images the esophagus. Importantly, the review concluded that preliminary data for the device showed an excellent diagnostic yield.

     Another important event for our company was the Fifth International Conference on Capsule Endoscopy that was held in Boca Raton, Florida. Over 400 participants representing 29 countries attended this year's conference co-chaired by Dr. Blair Lewis from Mt. Sinai School of Medicine in New York and Dr. Roberto De Franchis, Professor of Medicine at the University of Milan in Italy. During the conference, international thought leaders convened and reached consensus on the role of Capsule Endoscopy for GI disease indications, including obscure bleeding, small bowel tumors, IBD, suspected Crohn's, celiac, Barrett's and esophageal varices. These consensus statements will be finalized at the Paris ICCE taking place in early June and the consensus will subsequently be published as a peer reviewed article in a peer reviewed journal.

     I would now like to turn the call over to Yuval Yanai, our Chief Financial Officer.

Yuval Yanai: Thank you, Gabi.

     In Q1, we achieved sales of $20.3 million. 67% of sales were in the US, and 33% in Europe and the rest of the world.

     We sold 35,400 PillCam SB in the quarter, 20% higher than in Q1 of last year. Approximately 71%, or 24,500 SB capsules sold in the US. To date, we've sold cumulatively 342,000 PillCam SB worldwide.

     In terms of revenue breakdown, PillCams accounted for 81% of total revenues, workstations and data recorders accounted for 18% of total revenues and service income accounted for 1%.

     Worldwide, we sold 99 systems in the quarter, compared to 139 systems sold in Q1 of 2005. 66 workstations, or 66% of total workstation sales this quarter, were sold in the U.S. This brings our cumulative system deliveries, worldwide, to almost 3,030, of which slightly under 1,900 systems are installed in the U.S.

     Gross profit in Q1 reached $15.1 million or 74.6% of sales, compared to $15.6 million or 70.9% in Q1 of last year. Gross margin in the first quarter of last year was negatively affected by the special PillCam ESO and DataRecorder 2.0 promotion. Gross margin in the first quarter of 2006 was also negatively affected by another promotion that commenced in the last quarter of 2005 and continued through the first quarter of this year. We estimate that this promotion had a negative effect of approximately $800,000, or 4% on the gross margin of this quarter. This promotion continues into the second quarter of 2006, but at a lower level, and therefore we estimate that gross margin for the second quarter could range between 75% - 77%.

     As a result of the lower sales and gross margin, we recorded this quarter a non-GAAP operating loss of $3 million, compared to an operating loss of $854,000 in Q1 of last year. The massive recruitment of sales reps in the US, the increased investments in R&D and clinical trials, as well as increased investments in our Japanese operations in expectation for Japanese FDA approval contributed to the increased operating loss this quarter.

     On GAAP basis, operating loss for the quarter was approximately $4.3 million. Of the $1.3 million stock-based compensation expenses recorded this quarter, approximately $230,000 were charged to R&D expenses, $410,000 charged to marketing expenses , and the balance of approximately $670,000 to G&A expenses. We expect that stock-based compensation expenses in the second quarter of 2006 will be higher as a result of options granted in the second half of March, and additional option grant in the second quarter, a grant which is pending to the approval of the shareholders' meeting scheduled for this month.

     Despite the quarterly operating loss, net cash generated from operating activities was $2.1 million. The balance of cash, cash equivalents and long-term cash investment at the end of the quarter was slightly under $88 million, compared to approximately $82 million last year.

     I would now like to turn the call over to Homi Shamir.

(Nachum) Homi Shamir: Good morning everyone. This is my first call as the President and CEO of Given Imaging. While I have been in the job only one month and have not had a lot of time to assess all aspects of our businesses, I feel that I have a good understanding of what our priorities are and a strategy to achieve them.

     By way of background, I have a long history in managing and growing businesses both in the U.S. and internationally. Duirng that time, I have learned that there are three things critical to building shareholder value:
     Focus, listening to the customer and execution.

     Even though I have only been here a short time, I recognize the enormous opportunity we have to increase utilization of our systems. To do this, we need to leverage our large installed base of over 3,000 Given systems worldwide.

     This is going to be the primary focus of our company this year. To lead this effort in the US, we appointed Chris Rowland, a highly experienced executive with a deep understanding of the GI world. Chris joined us at the beginning of the year to lead our strategic planning and business development efforts. With almost 17 years of experience in leadership positions within Boston Scientific's Endoscopy Division, Chris' experience will be invaluable to driving the business to the next level of sales.

     We are also making changes throughout other parts of the organization to focus on increasing utilization. The R & D team is now tasked with making it even easier and faster for our customers to use our system more often. We continue to listen to our customers and will develop additional creative solutions to meet their needs. For example, our sales force is now offering customers a pay per procedure program where they can avoid the initial capital expenditure when they commit to buy at least 10 capsules per month for 24 months.

     Another priority will be for everyone - me, our CFO, our HR people and of course, our marketing and sales team - to spend as much time as possible out in the field listening to our customers. This is the only way we will make our customers happy and increase utilization of our systems.

     We also must execute internationally. Our goal is to increase the contribution from our international businesses. As you have heard Gabi say a number of times, we continue to make progress with respect to obtaining regulatory approval in Japan. Their processes are a bit different than most countries, but we are working closely with them to give them all the information they need to advance their decision. We also expect to see additional reimbursement policies in Europe, both on the national and regional level.

     I am also looking at the cost side to see that we are channeling resources to those activities that will generate the most sales. Improving profitability as soon as possible is critical to me.

     Looking forward, we know that once again, Given Imaging will have a strong presence at DDW this year in Los Angeles. There will be over 100 abstracts on capsule endoscopy presented there. We hope to see many of you at our booth.

     Soon thereafter, in early June, the first ICCE Europe will take place in Paris. There will be approximately 60 abstracts presented. The consensus statements will be completed in Paris and published in Endoscopy in October.

     Our colon capsule pilot trial is proceeding on schedule and according to plan. We reaffirm our commitment to launch in Europe by around year-end.

     Before we get to the Q&A, I want to remind you that Given Imaging has grown at CAGR of at least 30%. This quarter was not our best but this is still a great company and that is why I am here.

     With respect to guidance for the year, it is prudent for me to wait until the second quarter results before I decide if we need to update our guidance. I would like to see first that the new organization is in place and operational plans are being implemented.

     Moderator, you may open the call for questions now.

Operator: Today's question-and-answer session will be conducted electronically.
     If you would like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone telephone. We'll pause for just a moment to assemble our roster.

     We'll take our first question from Lee Brown from Merrill Lynch.

Lee Brown: Hey, good morning, everyone. How are you? I just wanted to ask a question on the gross margin, it was a bit stronger, than we had estimated. Where are you looking for that to improve to throughout the course of the year, and at what level are you expecting to exit?

Yuval Yanai: Well I think I gave some hints about our gross margin going forward, at least for the second quarter, which we expect to between 75 and 77 percent. It mainly depends on the level of promotion because as long as we have a relatively high gross margin, we believe that we can give up some of that in order to expand installation of new systems, which should increase utilization in the future.

     On the other hand, we continue - to make all necessary efforts, in order to continue and reduce the cost of manufacturing. I think we are quite successful in that. I would even dare to say that without any promotion, we could generate a gross margin of around 78 percent, or maybe even 79, and with the increased volume in the future, I think we can get there.

Lee Brown: OK. Just to clarify, you said, a range of 75 to 77 is plausible for Q2?

Yuval Yanai: Yes.

Lee Brown: OK. And then, secondly, in terms of your SG&A spend rate, the $16.4 million here, is that sort of fair to assume that will be somewhat level throughout the remaining quarters with a possible step up there in Q4, but fairly flattish in Q2 and Q3?

Yuval Yanai: Yes. I don't think that we expect any significant changes. There may, you know, quarterly changes, if there are expenses incurred, or one quarter, or less than the quarter, but on average this is a number on which you can rely upon.

Lee Brown: One last question and I thank you for your time. I apologize if this is a bit pushy, but I don't understand why the capsule utilization rate went down to the extent that it did. I understand that the sales force was busy with training, and that there was a realignment of territories. But with such a sizeable installed base and the physicians using it on a daily basis, or at least, on a weekly basis, you wouldn't think that the sales force reorg. or the hire would disrupt ordering patterns. So I'm a bit surprise at how weak that was.

Gavriel Meron: Yes, this is Gabi. You're right; the sales force shouldn't disrupt ordering patterns, or utilization patterns. But there is a pattern of ordering, and the pattern ordering is based on the inherent utilization, which probably has not been very different in the last three quarters, which is around 1.2. But there is a difference in ordering patterns. So if you order a 10 pack on December 31, and you're using 10 capsules, then only 10 weeks later, if you're doing one a week, will you order. So there is aberration of when people actually order.

     But we do know that a change in habits -- which is what we wanted to implement when we decided to increase the sales force by 50 percent, and to change the profile of the sales force, not only the 50 percent but a bit more of that has changed --and also the sales leadership -- was to be out in front of the customer and to change their habits. To do that, you have to be trained, you have to be in place, you have to know your territory. All of these things take time, and for sure did have an effect on our capability of affecting capsule utilization and its growth in the quarter.

     However, the good news is that we have now that basis in place, to allow us to achieve our goals, and to see the annual goals as something still realistic, due to the fact that we have this whole team now in place, and it's 50 percent more people than we had last year.

Lee Brown: Thank you very much. I appreciate that.

Operator: And we'll take our next question from Amit Hazan from SunTrust.

Amit Hazan: Hi, good afternoon, guys and welcome Homi.

Nachum Shamir: Thank you, Amit.

Amit Hazan: Just a couple of questions. First just to follow up on that, we're now pretty close to the middle of the second quarter, can you give us a little bit of an idea if you're starting to see the traction from the new reps.

Yuval Yanai: Hi, Amit, good morning. This is Yuval.

Amit Hazan: Good morning.

Yuval Yanai: Well it's quite early in the quarter, but I believe that the April numbers are better than January numbers, and slightly better than the same month of last year. However, knowing the trends in our business, where a significant portion of revenues are generated in the last month, I think we should wait a little bit in order to determine whether this is working in the right way.

     But the general feeling is that the sales reps are now in the field. They are not spending any time in the office and hopefully, that will drive revenues and utilization.

Nachum Shamir: Amit, let me add one more thing. As a matter of fact, tomorrow will be the last training day for the last group of the sales people that were recruited. So as of tomorrow, I think all of the 60 people in North America will be in the field out working. So we have to bear in mind, that although we announced that we're increasing, there are still people here that are getting trained. But I must say that the people I met are extremely enthusiastic and we have a strong pipeline ahead of us. So I feel good about it.

Amit Hazan: Great. And then, if we - it was encouraging in the quarter to see the kind of growth you had internationally. I'm wondering if you can give us a little bit more color on which countries you're seeing the growth come from. And maybe more specifically, if those countries are ones that you're competing head to head to with Olympus on. Because if that's the case, it should give us some confidence that you're doing pretty well with their launch now underway.

Nachum Shamir: Yes, I mean it's not particular country in Europe, but our revenue in Europe comes mainly from Germany and France. But it's also the distribution operation that's coming across the world from places where we don't have direct sales. All in all it is going stronger. As a matter of fact, I'm going there next week and we're trying to see how to expand our international efforts and further increase to even higher rates. So it's a huge opportunity for us and we are very happy from the results so far.

Amit Hazan: Well let me ask it in a different way, have you seen an impact from Olympus in the March quarter?

Yuval Yanai: No. Not directly. There was some slow down in certain sales where tender was required. So in the past where we were the only provider, there was no need for any tender. But by the end of the day, I think that as far as we understand our win rates against Olympus are very high. But on top of that, I think that, as far as we understand, there are probably no more than a dozen (Olympus) systems installed in Europe. And this is taking into account that they launched the product last October.

     So as a matter of fact, we see them, but I don't think that at least, at this point of time, we see any significant competition from this side.

Amit Hazan: OK. And just two more questions on the U.S., and I'll jump back in queue. Number one, the work stations in the U.S. sales were down. I'm just wondering if you're attributing any of that at all to people waiting for Olympus, which it's rumored that they'll be launching at DDW and people are holding off on sales until they see their product. Or if that's entirely attributable to your sales force transition?

     And then, number two, if you can give us a little bit more color on the patent victory you had during this last month and what that might mean to an entrant that may come in to the market this year.

Gavriel Meron: Amit, this is Gabi. Thanks for the questions. In the U.S., we still do not yet see significant activity of marketing of products in this country. They don't have FDA clearance as far as we know. And without FDA clearance, you know you're not allowed to market in the United States. So we aren't seeing people waiting to buy because Olympus may be coming out in the future.

     But what we are seeing is the effects of the whole new sales force, and particularly in work stations. That, of course, has a more significant effect, even than on the capital utilization, because there you have to build your pipeline, and as Homi mentioned, we're seeing the pipeline now, but of course, someone who just joined the company in January or February and was trained, they don't really have much of a pipeline to work with. So that is the, as you asked, yes, the effect is mainly that. I would say an Olympus effect it close to negligible.

     Regarding the patterns, we're not going to get, at usual, we're not going to get into a discussion in a call about what we believe the patents are or will be and how they will play out. So I'm going to have to decline that one.

Nachum Shamir: But let's go back to the sales force, we are really pushing the sales force into utilization. I think that the metrics we'll look at to measure the success of the company. Even if you look in the past couple of quarters, normally hardware sales were about 15 to 20 percent of our business. The growth of this company is mainly more and more utilization of our system. That's where I'm pushing our people in the field to work on utilization and increase utilization.

Amit Hazan: Great, thanks guys.

Operator: And we'll take our next question Ed Shenkan, from Needham & Company.

Ed Shenkan: Welcome Homi. Looking forward to meeting you at DDW.

Nachum Shamir: Thanks, Ed. Looking forward.

Ed Shenkan: You know, keeping amongst the topic of sales force, I've heard that InScope has decreased the size of their sales force. Could you comment on the size of the InScope sales force now, compared to, you know, six months ago? Has it gone up, down? Is it the same?

Nachum Shamir: First, let me say that I visited InScope last week. I had a, fantastic meeting with all of the top management, Board of Directors, et cetera. Our partnership is strong, very strong, very exciting. We just need to take time. We need to see that we will get the reimbursement. I was very impressed. I think we're on the right direction, we just need time.

     I think we mentioned the reduction in our sales force in our 20F and that's all I can comment. Again, I must say, I'm very pleased in what I have seen there and am honored to be a partner with them. And I think, there is a great future for us there. So that's really my comment. We just need to be patient.

Ed Shenkan: And, you know, with the esophageal capsule reimbursement, it seems like it's getting - the trend is getting better for you. You've made some positive announcements in that regard. So, you know, if that trend keeps going, are you still expecting a permanent CPT code in January? If so, why would J&J drop the size of the sales force now, and what disruption will that have if we get the permanent CPT code in January. How long is it going to take them to add new reps, and then train them, etc.

Nachum Shamir: First, we hope to get it. I think we're feeling, you know, that it will happen, but again, it's not something in our focus that I can tell you that we have it. We are working on it there is a plan. And obviously because of some competitive nature, and et cetera, I can't reveal our plan, but as I said, our first thing is to - the relationship and the teamwork between the two companies is really good.

     I think now what we need to do is to wait patiently to get the CPT code. We have everything in place. It's not only InScope, it's also here, we are helping to get the reimbursement already from a few providers. So I think we are in the right [inaudible]. But I don't want to go to, too much detail about it.

Ed Shenkan: And as far as the sales promotions, could you give us a little bit more detail? You know, you mentioned that the fourth quarter promo continued into the first quarter. And you're expecting it to go on a little bit into the second. Has there been any change to, you know, what the promo is, maybe you'll just tell us, and then also to the audience that you're offering it to.

Yuval Yanai: Hi Ed. This is Yuval, good morning.

Ed Shenkan: Good morning.

Yuval Yanai: We continue with the same promos, the one that is aimed into mainly increased utilization in the future. Enable customers to use more rapidly, Rapid 4 and generate more revenue for them and for us. And I think that Homi is coming with some very creative ideas, the first of them has all ready been implemented, the pay per procedure plan, we just started to implement. We don't know yet how the reception of the market will be, but we have a good feeling we'll gather it. And we'll come with more promotions because as Homi said before, we believe that the growth of the company and profitability will be a direct result of the number of capsules that we deliver. And that's - we will put more emphasis on.

Ed Shenkan: And if I could, one more question, then I'll get back in queue. It concerns the guidance for the year, could you just remind us is there guidance for the second quarter? Or do we just have your guidance? And Homi, you know, since April was strong, and you're strong in the first week, it sounds like of May, maybe you could tell us at what point you will, consider revising guidance. Would you wait until you announced the results? Or might you do it, you know, in another month or so closer to the end of the quarter?

Nachum Shamir: I think I said it in the press release, we said by the end of the Q2. I need two more months to calibrate myself, to see where we are going. We are not changing our guidance for the year, so far. Then again, I'm here less than 30 days on the job, you know, I need to calibrate myself more into what I'm seeing in the company.

     Really, one of the things that I learned by being in front of analysts, and in front of the investor is to deliver the trust. So I need you to trust me. In order to do that, I need some time to understand where I'm spending.

Ed Shenkan: And is there any guide for the second quarter?

Yuval Yanai: No, Ed. I think don't push. I think Homi was very clear, we said that we are not going to give any guidance until we publish the second quarter results.

Ed Shenkan: OK, thanks, gentlemen. See you at DDW.

Operator: And we'll take our next question from Wade King, Montgomery & Co.

Wade King: Thanks for the detail. First, off, could I ask you to clarify the utilization figure that you have published? And is this U.S. only? Is there any utilization metric for the international markets?

Yuval Yanai: I don't think we have published the utilization rate. However...

Wade King: Someone referred to it previously at 1.2 and I didn't know whether that reflected your commentary

Yuval Yanai: That's an average U.S. for the last two quarters. Internationally, I think it's quite a problem because we talk about a wide range of countries. We have distributors over there, so usually, we do not look at utilization in Europe as a parameter which gives a true indication of our business. I mean we look into that, we calculate it, but we'll look more seriously on the utilization in the U.S. as a factor in order to try to measure our performance.

     However, I think that recently we came to the conclusion that this current utilization format we use sometimes does not reflect the real trends. We are looking for maybe some other ways for our sales, and also for the investment community because when we have promos and things like that, the whole result of the current formula does not necessarily reflect the real situation.

     So we'll probably come up with something new within the next few weeks, and we'll let everybody know about it.

Wade King: You did indicate in the fourth quarter, I believe, that your utilization capsule, utilization per work station per installed base in the U.S. was 1.4, so you're not releasing a comparable figure for the first quarter in the U.S., is that right?

Yuval Yanai: This is correct. And I think I just mentioned before, we found out that sometimes the numbers, I can't say misleading, because we do the numbers, but not necessarily reflect the real situation. This is why I think I mentioned before that the average utilization, over the last two quarters was 1.2. This is probably a more true utilization rate. I mean based on the formula that we used for the last two or three years, you were right, the utilization in the first quarter was around 1.4. However, I think that we have to look, as I said before, look again at the formula because there is no consistency. And in our denominator we have work stations that may not be operating anymore. And sometimes, when we deliver more work stations, it shows it will be reflected as a reduction of utilization, which is not necessarily the truth. So what we do know, we are now thinking again, of what the whole process, how we find the better formula to understand the utilization of our systems by our customers.

Wade King: OK. Thank you. You mentioned a break out of stock comp by expense line. You didn't say anything about COGS should we assume that there was no stock comp contribution in COGS.

Yuval Yanai: This is correct.

Wade King: OK. Thank you. And lastly, the inventory data that you published in the release seemed to that inventories were up $3 million sequentially. Could you please provide some color on that, and possibly break that out between finished goods and any raw materials that were involved please.

Yuval Yanai: Well I can provide the breakdown. I don't think that we should do it online, I would be happy to do it offline. I think that may be is not in the interest of everybody else. You're right; inventories went up during the last two or three quarters, mainly because our original sales projections were slightly higher than what we performed. And, but I think we take the right measures in order to bring the level of inventories down back to where it should be.

     It's now slightly higher than what we want it to be. But steps have all ready been taken, and I hope that we can see a change in trend when we publish the second quarter results.

Operator: And we'll take our next question from Anthony Petrone from Maxim
     Group.

Anthony Petrone: Hi, thank you very much. Just on if we could go to the colon trials, if you could just give a quick update on where you are on that. And when you will submit any type of data to a regulatory body?

Nachum Shamir: Again, we are now on a trial in Europe. And again, it's very competitive market. And I need to be careful not to release too much information. I think we are pleased from what we are seeing in the direction and the performance of our technology. We are targeting to launch in Europe by the end of this year and follow up, later on in America. But as much as I want to give more detail, I'd rather not because of the competitive nature of it.

Anthony Petrone: OK and just turning towards new and existing customers this quarter, if you could break that out, if you could quantify that at all.

Yuval Yanai: Customers, I don't think that we tend to provide such information.
     I would say that you can assume that the we sold almost 100 new systems, that's more or less the number of new customers that we were able to acquire this quarter.

Anthony Petrone: The only reason I ask because I'm wondering if the promotion on systems sales is still in effect, in other words, the promotion on a second system, to an existing customer's discount, so I'm wondering if any of those 99 systems were a result of that promotion, that may or may not still be in effect.

Yuval Yanai: Not a significant portion of that number was a second system.

Anthony Petrone: And just again on system sales, if the company's approach, which it has been over the past few quarters, to go after the existing customer base, should we see the system sales continue to trend downward, being that there will be more of a focus on driving sales from the installed base?

Yuval Yanai: Not necessarily. We changed focus from time to time, it depends on the situation. As Homi said before, we are focusing today on utilization. And that means that we'll focus on increasing the number of capsules that we sell to our existing customers. While at the same time, of course, we do not abandon the huge addressable market, which is not utilized, yet, but it's a matter of priorities, when you have 60 people and you have to drive utilization up, you change priorities from time to time. With this specific point of time our main focus is on increased utilization. This is one of the reasons why system sales are absolutely lower than what used to be in the last few quarters. But it does mean that we are not looking forwarding to acquiring new customers, of course, we'll do it.

Nachum Shamir: Also, the new program, we are coming to the market, pay per procedures, again, you install a system, but you get it on a monthly payment. Again, that's a way to draw more utilization. And one of the things we implemented, we wanted our sales force, when they are in front of the customer, just to walk out with an order. So we are trying to be more creative in what I call the menu that they sitting with the physician not only selling hardware, also to be able to adjust for each need if we need a lease, or we need pay per procedures, or being much more flexible, and obviously when we count that we will not count that as sales of a work station.

Anthony Petrone: And just on the - you know, I'm assuming you've already approached the existing customer base, but what feedback have you gotten thus far? Is there anything that maybe you can share with us, that you see as something that, you know, is really an issue why they may not be using more capsules at this point? Or is there another approach that you have in the works?

Nachum Shamir: I think they are very pleased with the installation of the Rapid 4. The Rapid 4 is saving them time to do of the reading. It's cutting almost in half, the time that they use for the reading. They like the quick view. Again, our biggest task is to continue the installation, not all worldwide is installed yet. And we have a fairly big task ahead of us to continue to install the Rapid 4 in the next couple of quarters. Every doctor or physician that I meet or the salespeople that I meet wants to have Rapid 4 installed. It's a huge feature for them. So saving time to them and being able to quick view is tremendous for them.

     So that's one of the comments, and I think that will drive utilization because it's so far, used to take a longer period of time. And obviously, that was a factor in the utilization.

Anthony Petrone: OK. And just final question on the sales force, the new reps, if you could give on average, how long does it take a new rep to contribute to the top line? Are you giving it maybe six to nine months before they actually start to contribute?

Nachum Shamir: Three to six months, I would say. They're experienced, coming from the medical industry, part of them are coming from selling medical devices. But some of them are coming from the utilization from part of it. But it takes three to six months to train them and bring them on board, and understanding, also the company culture, and what we are doing and what our customer needs. And so it's a fairly big task but I'm really impressed from what I've seen so far.

Operator: And we'll take our next question from Yair Reiner, from CIBC.

Yair Reiner: Most of my questions have been asked, but let me just ask one thing, again, about the work stations, it seems as though the ASPs were up during the quarter is that correct?

Yuval Yanai: The ASP is - yes, slightly higher, but I wouldn't take it as an indication, because I don't think this is a major factor. We don't sell as many work stations. So if there are fluctuations in the average price, we don't know if they have any significant effect on our results, but you're right it was slightly higher than in the previous quarters.

Yair Reiner: And the pill counts were about even.

Yuval Yanai: Right.

Yair Reiner: ESO sales, I know that you said they were still insignificant. But
     I know that you set up a call center to facilitate with reimbursements on a case by case basis. Have you seen any traction on that front? And are there any incremental gains on the ESO front?

Yuval Yanai: Not yet. I think that's too early to see any results of that.

Yair Reiner: OK. One kind of final question for Homi, I guess you've been there just a moment, but can you just share with us, maybe some of the surprises? Maybe one positive surprise and one negative surprise you've had since you've joined the company?

Nachum Shamir: I think it's a great company. And I'm proud to be here and lead it. I think really the company needs to focus. That's maybe both a negative and a positive. It's easier to focus. We need to focus and the focus is utilization. You guys all know the potential of this company. And if you double utilization rates, starting [inaudible] -- that's what we are focusing.

     And by the way, we have a fairly big installed base, 3000 stations worldwide. It's a big installed base that we need to work and focus on the utilization. And we have the right tools. The Rapid 4 is in place. We need to continue to install it. We need to work with the doctors to show them the continued benefit. Reimbursement in North America is in place. So I think it's just execution now.

Yair Reiner: Very good. And in terms of execution, do you guys have a pipeline when it comes to first line coverage? Or do you - is there very little visibility into when additional reimbursements come online?

Gavriel Meron: Well we obviously do have visibility in the activities that we do. We don't ever talk about them, because the other side of the visibility is the person we're trying to convince to change their minds and do so something. So we have always announced, only after we've actually received an approval from the person on the other side of the table that we can announce it. And that's what - that's I presume the way we will continue to do that.

Yair Reiner: Very good. Good luck moving forward.

Operator: And we'll take a follow up from Ed Shenkan, Needham & Company.

Ed Shenkan: Thanks, Homi. I was interested in the colon dossier, is it going to be a PMA or a 510K? Or do you still not know, and still determining it?

Nachum Shamir: We don't know yet. We like to see the results, first, in Europe, and we don't know yet.

Ed Shenkan: Well I'm hoping for 510K, just like you guys. And as far as, you know, French reimbursement, you said you're still expecting that in the back half of this year. This might be a good time just to walk us through the differences in the French system of reimbursement and, you know, how the intricacies there, that there's some limits, you know, that you would expect the French government to place on utilization, even though they'll open up reimbursement hopefully, later in the year.

Gavriel Meron: Ed, that's a great question. And I can presume you'll be at DDW and I can spend as much time there - almost as much time as you want to hear the answer to that question, but it will more than an earnings call can allow.

     But just to give you comfort, yes, we do feel comfortable that what we had said will happen in France, there's a very good chance that that is actually what will happen.

     But the details and intricacies of the French system is more than an earnings call can bear.

Ed Shenkan: Thanks, Gabi. And one last question for you, Gabi.. It's great that you're still engaged, just as fully as ever with the company even though we have a new CEO, could you tell us what will preoccupy you, you know, over the next six months and year as your role changes with the company?

Gavriel Meron: Yes, well I think that the focus that we're looking at is absolutely right. We're looking at utilization. What will happen with work stations is instead of pushing, I think we'll see a pull. So when we succeed in increasing utilization significantly, there will be a pull from the market, and we will see a significant expansion of work station sales that will follow that. And I think that our concern now is really that Homi is getting very quickly on top of things, moving the company in the right direction which is increased utilization. And hopefully, we'll be back in the next earnings call and the call after that, and be able to start showing results of those efforts.

Ed Shenkan: I guess I'm wondering, Gabi, are you still going to be working the same amount of hours devoted towards Given? You know, is there any change expected, you know, going forward. Because they way, I understand it is, that this is just accretive on the management side. You'll still be fully engaged, and how would you divide up roles now with Homi?

Gavriel Meron: Yes, I think we announced that, the way we divided the roles. I am the Executive Vice Chairman. I am full time working at Given, more on the strategic side, more on the, I would say on the GI relationship side. There is plenty to do. There are plenty of meetings around the world, many key opinion leaders a lot of activity. And one of the things that Homi has said, which is what we want to focus on is on listening to customers and I'll be contributing a lot in that area as well.

Operator: And we'll take our next question from Fred Klein, Paulson Investment
     Company.

Fred Klein: Gabi I'm wondering, from a very limited observation I noticed that when a client has a problem with a stomach or has a problem with GERD, they go to their internist. And they're obviously sent immediately to do the usual tests, comes back, the radiologist sends back to the doctor what they think is wrong, and the doctor treats them with drugs. Now that's a limited observation from very few doctors. Is that a problem for gaining more utilization, you know, doctors are not informed about the PillCam, do they know, don't they know, I'm not sure.

Gavriel Meron: Yes, that's a very good observation. And I think that what we are talking about and what we're doing is educating the GI societies and the GI docs. So if there are 11,000 GI docs that have here in the United States, and we have close to 2,000 systems, that covers about 6,000. So about 6,000 gastroenterologists in the United States out of the 11,000 are using and utilizing our system daily. So I don't think there's a lack of awareness in the GI community.

Fred Klein: I'm not talking about the GI community...

Gavriel Meron: Yes, I know, I'm answering your question.

Fred Klein: Go ahead.

Gavriel Meron: And the GI community, so there's a very - the other GI doctor referring. And what you're pointing out is that there is less of knowledge in the PCP's and in the referring doctors. And I think that you're correct, and this is one of the things we're going to be looking at. The reason that we have delayed that as a company is that once you start moving beyond the 11,000, to the huge number of PCP's that are out there, you're talking about a significant expense. And that expense makes sense when you have the right reimbursement in place.

     And what I call the right reimbursement in place -that is first line tool. Because if you go to a customer, and you say go to your gastroenterologist and demand a capsule, and if he demands a capsule, and he says OK, I'm going to do a colonoscopy and I'm going to do a gastroscopy and then I'll give you a capsule, then you're not going to have a very happy patient.

     So we have not been going in the direct to consumer or PCP route, until we started to see these policies of first line tools be published. This is why I mentioned that, because the first line tool policies is a very significant part of that strategy. And we now have 16 million lives covered out of the 260 million lives covered in the United States. That means we still have a way to go to expand that population base and get more reimbursement coverage as a first line tool.

     And you're right, that as these policies come out, we will be doing regional activities to educate PCPs to drive patients to gastroenterologists demanding capsule as a first line tool.

Operator: And we'll take our next question, a follow-up from Anthony Petrone, Maxim Group.

Anthony Petrone: Hi, thank you. Is the company doing direct to consumer marketing? Is it all really focused on the physician level?

Gavriel Meron: Yes, I think I just responded to that quite widely.

Anthony Petrone: I apologize. I just stepped out briefly.

Gavriel Meron: OK. You can catch up afterwards.

Anthony Petrone: OK. Thank you.

Operator: And with no further questions in the queue, I would like to turn the conference back over to Homi Shamir, for any additional or closing remarks.

Nachum Shamir: Thank you again for participating in our call this morning. We hope to see many of you at DDW in a few weeks. We will once again, host a call from DDW with leading GI doctors to review the highlights of the conference with you. Please stay tuned for the date and time of that call. Thank you again, and have a good day.

Operator: And once again, ladies and gentlemen, that does conclude today's conference. We thank you for your participation and you may disconnect at this time.

                                       END